SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)
AMERICAN SPECTRUM REALTY, INC.
(Name of Issuer)
COMMON STOCK, $.01 par value

(Title of Class of Securities)
02970Q 10 4

(CUSIP Number)
WILLIAM J. CARDEN
American Spectrum Realty, Inc.
5850 San Felipe, Houston, TX 77057
(713) 706-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 7, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02970Q 10 4	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William J. Carden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		138,353

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		305,068

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		138,353

WITH	10	SHARED DISPOSITIVE POWER

		305,068

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	443,421

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

*********************
Item 1. Security and Issuer
Common Stock, $0.01 par value.
American Spectrum Realty, Inc.
5850 San Felipe
Houston, TX 77057
Item 2. Identity and Background
(a), (b)	and (c) This statement on Schedule 13D is being filed by William J. Carden. The business address of Mr. Carden is 5850 San Felipe, Houston, TX 77057. Mr. Carden is a Director, Chairman of the Board, President and Chief Executive Officer of the Issuer.

(d)	During the past five years, Mr. Carden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Carden has not been convicted in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Carden is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Carden and his affiliates have used their own funds to purchase the Common Stock purchased by them.
Item 4. Purpose of Transaction
     Mr. Carden and his affiliates have acquired the Issuer’s securities for investment purposes.
     As described in Item 6, Mr. Carden, Timothy R. Brown and John N. Galardi intend to purchase additional shares, jointly, in open market transactions.
     Mr. Carden or his affiliates may, in addition, make additional purchases of securities of the Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer’s business prospects and financial condition, the market for securities, other available investment opportunities, money and stock market conditions and other future developments.
     Depending on these factors, Mr. Carden or his affiliates may decide at any time to sell all or part of its holdings of the Issuer’s securities in one or more public or private transactions.

Item 5. Interest in Securities of the Issuer
(a)	The aggregate number of shares of the Common Stock beneficially owned by Mr. Carden is 443,421. The percentage of the shares of the Common Stock beneficially owned by Mr. Carden is 29.7%.

(b)	Mr. Carden has the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote:	138,353
(ii)	Shared power to vote or to direct the vote:	305,068
(iii)	Sole power to dispose or to direct the disposition of:	138,068
(iv)	Shared power to dispose or to direct the disposition of:	305,068
The shares reported as beneficially owned by Mr. Carden exclude 132,979 shares, which include 64,313 shares owned by Mr. Carden’s wife, 7,500 shares owned by her individual retirement account, 40,066 shares issuable on exchange of units in American Spectrum Realty Operating Partnership, L.P. (the “Operating Partnership”) held by Mr. Carden’s wife, 1,500 shares owned by a trust for the benefit of Mr. Carden’s daughter, and 19,600 shares issuable on exchange of units in the Operating Partnership held by trusts for the benefit of Mr. Carden’s sons. Mr. Carden disclaims beneficial ownership of the shares referred to in this paragraph.
(c)	Mr. Carden, Mr. Galardi and Mr. Brown have jointly purchased shares of Common Stock since the filing of Mr. Carden’s last Schedule 13D as follows (See Item 6):

Date	Number of Shares	Price Per Share
January 23, 2008	500	$25.00
January 25, 2008	500	$25.02
January 29, 2008	500	$25.05
January 30, 2008	500	$25.05
January 31, 2008	200	$25.14
February 5, 2008	500	$25.47
February 6, 2008	200	$25.30
February 7, 2008	15,793	$25.00
February 11, 2008	100	$24.75
Each of these purchases was effected in open market transactions on the American Stock Exchange.
Mr. Carden also purchased 2,500 shares at $25.14 per share in a private transaction on January 31, 2008.
(d)	With respect to the shares jointly purchased by Messrs. Carden, Brown, Galardi, the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares are shared by Messrs. Carden, Brown and Galardi.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Carden, Timothy R. Brown and John N. Galardi intend to jointly purchase, commencing December 26, 2007, up to 300,000 shares, and Messrs. Carden, Brown and Galardi may be deemed to constitute a group with respect to any such shares. Messrs. Carden, Brown and Galardi have jointly purchased 42,665 shares through February 13, 2008.
Item 7. Material to Be Filed as Exhibits
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008.	/s/ William J. Carden
William J. Carden